SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 1-12385



      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                        NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN


Dated:  June 30, 2003        /s/ J. Michael Hateley
                             _____________________________________
                        By   J. Michael Hateley
                             Chairman, Administrative Committee

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                         2

   Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2002                                             3

   Notes to Financial Statements                                            4-8

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Northrop Grumman PEI Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP

June 26, 2003
Los Angeles, CA


NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------------
                                                                   2002        2001
ASSETS:
  Investment in Northrop Grumman Corporation PEI Pension and
    401(k) Plans Master Trust-at fair value (Notes B and C)    $1,174,062   $1,209,537
                                                               ----------   ----------

  Contributions receivables:
    Employer                                                        8,188        6,172
    Participant                                                    18,609       14,231
                                                               ----------   ----------
          Total contributions receivables                          26,797       20,403
                                                               ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $1,200,859   $1,229,940
                                                               ==========   ==========


See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------

ADDITIONS:
  Investment loss-Plan interest in Northrop Grumman Corporation PEI Pension and
    401(k) Plans Master Trust Investment Loss (Notes B and C)                          $  (148,393)
                                                                                       -----------

  Contributions:
    Employer                                                                                63,609
    Participant                                                                            147,382
                                                                                       -----------
           Total contributions                                                             210,991
                                                                                       -----------
           Total additions                                                                  62,598

BENEFITS PAID TO PARTICIPANTS (Note B)                                                     (91,679)
                                                                                       -----------
NET DECREASE                                                                               (29,081)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                      1,229,940
                                                                                       -----------

  End of year                                                                          $ 1,200,859
                                                                                       ===========

See notes to financial statements.


NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a qualified profit-sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the "Company"). The Plan includes a 401(k) feature and employer matching contributions.

      The Plan was established by the Company on March 1, 1996 as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the "Predecessor Plan"), maintained by Westinghouse de Puerto Rico, Inc. for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company.

      Effective May 1, 1997, the Plan transferred all of its assets to the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the "Master Trust"), which is administered by Banco Popular de Puerto Rico (the "Trustee"). On October 1, 2001, State Street Bank and Trust Company ("State Street") was appointed as the agent to the Trustee. State Street is responsible for tracking the individual assets and reporting month-end plan accounting to the Trustee.

      Contributions--Plan participants may contribute between 1% and 8% of total compensation, in increments of 1% on a pre-tax basis. Basic contributions may be made in amounts of 1% to 4% of total compensation. Eligible employees who have authorized the maximum Basic contribution may make Supplementary contributions in amounts between 1% and 4% of total compensation. Contributions are subject to certain limitations.

      The Company contributes a match of 50% of the amount of a participant's Basic contribution. The maximum matching contribution will not exceed 2% of the total compensation of the participant.

      An eligible employee may roll over any amount from another qualified plan or from an Individual Retirement Account into the Plan, provided that such rollover amount is paid to the Trustee within 60 days of the date the employee received the qualifying rollover distribution.

      Participant Accounts--A separate account is maintained for each participant, each of which has two subaccounts. Basic and Supplementary contributions are allocated to the participant's Contribution Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the Master Trust are valued at the end of each month, and on any other date, and take into account earnings and losses of the Plan along with appreciation or depreciation, expenses and distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting--Plan participants are 100% vested in, and have a nonforfeitable right to, the balance of their Basic and Supplementary contributions at all times. Plan participants become 100% vested in Company contributions after three years of service and are 0% vested prior to that time. Company contributions become 100% vested upon the death of a participant. Rollovers are 100% vested at all times and are not subject to forfeiture.

      Investment Options--Upon enrollment in the Plan, each participant may direct that his or her accounts be invested in any of the following four investment funds within the Master Trust:

         Northrop Grumman Fund--The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

         U.S. Equity Fund--The U.S. Equity Fund consists of holdings in large sized U.S. company stocks. The fund focuses on companies with records of growing earnings and the potential for future dividend growth.

         Fixed Income Fund--The Fixed Income Fund invests in publicly traded, high-quality fixed income securities.

         U.S. Bond Fund--The U.S. Bond Fund invests in high-quality bond market through diversified portfolio of lower-quality, higher-risk corporate debt securities.

      The  Viacom  Incorporated  Common  Stock  Fund  was  transferred  from the
      Predecessor Plan. This fund was frozen in 2000, and no employee contributions have been allowed since the transfer. In September 2001 this fund was no longer offered as an investment option, and all employees had to reallocate their contributions included in this fund to other funds.

      Payment of Benefits--All withdrawals from the Plan during employment shall be paid in cash. All distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of employer stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of his or her account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per month. If a participating employee retires or his or her employment is terminated, the vested portion of his or her account shall be distributed to him or her as soon as practicable following the next valuation date after retirement or termination occurs. Any nonvested portion of his or her account shall be forfeited at that time. In the case of death of a participating employee, his or her entire account shall be distributed in a lump sum to his or her beneficiary(ies).

      Forfeited Accounts--Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. In 2002, no employer contributions were reduced by forfeited nonvested amounts.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties--The Plan invests in various securities, including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition--In the accompanying statements of net assets available for plan benefits, the Plan's interest in the Master Trust is stated at fair value. Quoted market prices are used to value investments in the Master Trust.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Master Trust are added to the cost of the securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account of the Plan.

      Administrative expenses--Administrative expenses of the Plan are paid by the Company.

      Payment of Benefits--Benefits are recorded when paid.

      Reclassification--Certain reclassifications have been made to the 2001 balance to conform to the 2002 presentation.

C.    INVESTMENTS

      The investments of the Plan as of December 31, 2002 and 2001 are stated at fair values determined and reported by the Trustee. Proportionate interests of each participating plan were ascertained on the basis of the Trustee's plan accounting method for master trust arrangements. Plan assets represented 54% and 52% of total net assets reported by the Trustee of the Master Trust as of December 31, 2002 and 2001, respectively.

      The net assets of the Master Trust at fair value consist of the following as of December 31:

                                                                                        2002              2001
        Assets:
          Investment in Northrop Grumman Employee Benefit Plan
            Master Trust                                                                $  996,613        $1,117,868
          Short-term investments                                                           705,966           560,320
          Corporate stocks                                                                 467,268           649,196
          Dividends and interest receivable                                                    828                21
                                                                                        ----------        ----------
        Net assets of the Master Trust                                                  $2,170,675        $2,327,405
                                                                                        ==========        ==========

      The Master Trust held approximately 285 shares of Northrop Grumman Corporation common stock with fair values of $27,645 and $28,731 at December 31, 2002 and 2001, respectively, which are included in the determination of net assets available to this Plan at December 31, 2002 and 2001.

      Investment (losses) income for the Master Trust is as follows as of December 31, 2002:

        Plan interest in the Northrop Grumman Employee Benefit Plan Master Trust                          $  (170,355)
        Net depreciation in fair value of investments                                                        (160,291)
        Interest                                                                                               11,442
        Dividends                                                                                                 456
                                                                                                          -----------
        Total                                                                                             $  (318,748)
                                                                                                          ===========

D.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of the Plan's termination, participants will become 100% vested in their accounts.

E.    FEDERAL INCOME TAX STATUS

      The Plan is intended to be qualified under the Internal Revenue Code (the "IRC") and the Puerto Rico Income Tax Code of 1994. The Internal Revenue Service has determined and informed the Company by letter, dated December 11, 2001, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. The Company believes that the Plan and the related trust are designed and currently being operated in compliance with the applicable provisions of the IRC and Puerto Rico Income Tax Code of 1994, and that the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

F.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                                        2002              2001

        Net assets available for plan benefits for the financial statements             $ 1,200,859       $ 1,229,940
        Less:  Amounts allocated to withdrawing participants                                 (9,345)          (19,332)
                                                                                        -----------       -----------
        Net assets available for plan benefits per the Form 5500                        $ 1,191,514       $ 1,210,608
                                                                                        ===========       ===========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

        Benefits paid to participants per the financial statements                                        $    91,679
        Add:  Amounts allocated to withdrawing participants at December 31, 2002                                9,345
        Less:  Amounts allocated to withdrawing participants at December 31, 2001                             (19,332)
                                                                                                           -----------
        Benefits paid to participants per the Form 5500                                                   $    81,692
                                                                                                          ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

G.    SUBSEQUENT EVENTS

      Effective January 1, 2003, the Plan transferred all of its assets to the Northrop Grumman Defined Contribution Plans Master Trust.

                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002